VIA EDGAR AND FEDERAL EXPRESS

August 27, 2010

United States

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Beverly A. Singleton Margery Reich J. Nolan McWilliams David R. Humphrey

	RE:	Genesee & Wyoming Inc.
Form 10-K for the year ended December 31, 2009
Filed February 26, 2010
File No. 1-31456
and
Definitive 14A
Filed April 16, 2010
File No. 1-31456

Ladies and Gentlemen:

Reference is made to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 2, 2010, concerning Genesee & Wyoming Inc.’s (the “Company”) 2009 Annual Report on Form 10-K filed on February 26, 2010 and 2010 Definitive Proxy Statement filed on April 16, 2010. This letter is in response to the Staff’s comment letter. For ease of reference, we set forth your comments below in bold and our responses thereto.

Form 10-K (Fiscal Year Ended December 31, 2009)

Management’s Discussion and Analysis

Overview, page 35

1.	See the paragraph beginning with Income from continuing operations attributable to our common stockholders. As the amounts disclosed in the first sentence are not disclosed on the face of the statements of operations, please consider expanding the paragraph to emphasize (i.e., reconcile) that such amounts were derived by taking total net income and reducing it by (i) income/(loss) from discontinued operations and (ii) net income attributable to noncontrolling interest.

In response to the Staff’s comment, in future filings, the Company will either focus its discussion on amounts presented on the face of the financial statements or, when amounts are derived from the amounts on the face of the financial statements, we will describe how the amounts are derived.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Operating Expenses, page 43

2.	Refer to the paragraph discussion of Purchased services and to Materials expense. Please expand both paragraphs to identify the nature and types of costs included in the expense category. For example, disclose if Purchased services include cost of services provided by outside contractors or other third parties for maintenance of locomotives, freight cars and equipment; transportation costs over other railroads via your track access agreements; ramping (lifting of containers onto and off of rail cars); drayage (highway movements to and from railway facilities); other outsourcing services for your track, property (i.e., railroad lines and infrastructure), etc. Disclose if Materials expense includes cost of materials purchased for use by employees to maintain the locomotives and freight cars, track property, equipment, etc. In this regard, please provide an expanded definition as to what constitutes and is classified as Purchased services as compared to Materials expense in your Statements of Operations.

In response to the Staff’s comment, the Company will, in future filings, add the following sentences to the beginning of each of the respective paragraphs discussing “purchased services” and “materials” expenses to describe the nature and types of costs included in each category:

•

Purchased services expense primarily consists of the costs of services provided by outside contractors for repairs and maintenance of track property, locomotives, freight cars and other equipment as well as contract labor costs for crewing and drayage services and utility costs.

•

Materials expense primarily consists of the costs of materials purchased for use in repairing and maintaining track property, locomotives, freight cars and other equipment as well as costs for general tools and supplies used in our business.

Financial Statements

Note 2. Significant Accounting Policies: Property and Equipment, page F-8

and

Note 5. Property and Equipment and Leases, page F-18

3.

Given the importance of property and equipment to the operations of your railroad and the complexities generally involved in accounting for property and equipment, we believe clear and transparent disclosure about how you account for these assets is important to investors and that your accounting policy discussion here and in MD&A-Critical Accounting Policies and Use of Estimates (Property and Equipment, page 58) should be further expanded. For example, please discuss your policy for self-constructed assets. That is, to the extent that your new and replacement properties are self-constructed and such work is performed by employees, please disclose the types of costs capitalized, such as direct costs, indirect costs, or overhead, as well as how such costs are distinguished from the costs to deconstruct and remove replaced assets. As another example, we note from disclosure in the first paragraph under the table on page F-18 that construction-in-process consisted primarily of costs associated with track and equipment upgrade projects. However, additional discussion should be provided, including a description of the work involved and specific types of costs incurred to upgrade your track and equipment. The comments that follow are intended to provide additional guidance in specific areas to enhance your disclosures for investors.

In response to the Staff’s comment, as described below in our answers to questions 3 through 8, in future filings of our annual report on Form 10-K, we will enhance our property and equipment accounting policy discussion in the notes to the Company’s consolidated financial statements and in MD&A – Critical Accounting Policies and Use of Estimates.

As for self-constructed assets, we respectfully advise the Staff that less than 3% of our capital spending in 2009 relates to the capitalization of internal costs. Because the Company’s short line and regional railroads are geographically disparate businesses, we do not maintain a dedicated centralized construction staff. Accordingly, the vast majority of our capital spending relates to purchased assets installed by professional contractors.

With regard to construction-in-process, as requested by the Staff, we will provide additional discussion of the respective track and equipment upgrade projects in future filings of the Company’s annual report on Form 10-K. For the convenience of the Staff, a proposed draft of the revised Note 5 – Property and Equipment and Leases is included in its entirety and marked for changes as Appendix A.

4.	We note the disclosure on page F-8 that major renewals or improvements are capitalized, while routine maintenance and repairs are expensed when incurred. Expand to disclose, if true, that major renewals or improvements extend the useful life or increase functionality of the asset. Disclose if you have a minimum threshold level for capitalization, and if so, whether it is based on dollar amount and/or some other criteria in determining capitalization.

As an owner and operator of short line and regional railroads, our business model is based on the transportation of freight over relatively short distances. Accordingly, we incur maintenance and repair expenses to keep our operations safe and fit for existing purpose. Major renewals or improvements, however, are undertaken to extend the useful life or increase the functionality of the asset, or both. As such, the capital spending incurred in connection with major renewals or improvements increases the cash flow generation capability of the respective asset and, thereby, increases the asset’s value.

We respectfully advise the Staff that, other than a de-minimis threshold for costs less than $5,000 for individual items or $7,500 for a group of similar or related items, which are expensed as incurred in the normal course, we do not apply pre-defined capitalization thresholds when assessing spending for classification among capital or expense. Instead, we evaluate the substance of the respective spending as described in the preceding paragraph. For example, costs incurred to modify a railroad bridge, either through individual projects or pre-established multi-year programs, which substantially upgrade the bridge’s capacity to carry increased loading and/or to allow for a carrying speed beyond the original or existing capacity of the bridge, are capitalized. However, costs for replacement of routinely wearable bridge components, such as plates or bolts, are expensed as incurred.

In response to the Staff’s comment, we will expand our disclosure to clarify our approach to classifying spending between capital and expense in future filings of our annual report on Form 10-K. For the convenience of the Staff, proposed drafts of the revised Note 2 – Significant Accounting Policies: Property and Equipment and MD&A – Critical Accounting Policies and Use of Estimates: Property and Equipment are included in their entirety and marked for changes as Appendix B.

5.	Please provide disclosure as to how you account for the costs associated with the installation of rail, ties, grinding, ballast, and other track equipment and improvements and whether such costs are capitalized or expensed. We believe the preferable method of accounting for the costs of certain repair and maintenance activities, such as rail grinding, shoulder ballast cleaning and similar costs should be to expense as incurred because these activities typically (i) recur at intervals shorter than the life of the underlying assets, (ii) allow the underlying assets to reach their currently estimated useful lives but do not extend their lives, and (iii) restore the condition of the underlying assets but do not enhance them beyond their original condition. Please revise and advise in detail as to how you account for such repair and maintenance activities.

As described in the Company’s response to question 4, when assessing spending for classification among capital or expense, we evaluate the substance of the respective spending. Spending for new assets as well as major renewals or improvements is capitalized, while spending for maintenance and repair activities is expensed as incurred.

The Company respectfully advises the Staff that rail grinding and ballast cleaning activities are more prevalent on extensive contiguous rail networks, such as those operated by the Class I railroads. Given our business model, as described above, we generally do not incur significant rail grinding and ballast cleaning expenses. However, we have and will continue to expense such costs and similar costs, if and when incurred.

6.	On a related matter, please expand your disclosure to quantify the amount of maintenance (and repair) costs incurred for each period presented. We suggest you provide disclosure that summarizes the amount of major renewals and improvement costs that are capitalized and the amounts expensed on routine repairs and maintenance.

In response to the Staff’s comment, we have reviewed current U.S. GAAP and SEC rules and do not believe such disclosure is required. Furthermore, from a practical standpoint, we (and we believe many other companies) do not currently capture financial information following a specific definition of maintenance and repair costs. Instead, these costs are spread across various income statement lines based upon the nature of the respective cost, such as labor and benefits. Accordingly, even if all publicly-traded railroad entities disclosed a total amount of such costs, because of the variability in potential definitions that could be applied, we do not believe investors would benefit from this additional disclosure. We also continuously monitor the annual and quarterly filings of other publicly-traded railroad entities and have not noted similar disclosures. We respectfully request the Staff to reconsider its request for us to provide this disclosure in future filings.

7.	See the disclosure on page F-8 where gains or losses on sales or other dispositions are credited or charged to operating expense. Solely with respect to retirements (not sales) of railroad properties, disclose whether you had any unusual events (not in the normal course of business) during the last three years that resulted in the recording of a gain or loss. If so, please describe the nature of each such event, explain how you determined the event was unusual and quantify the amount of gain or loss recorded. Please disclose, if true, that upon the sale or retirement of railroad properties in the normal course of business, costs less salvage value is charged to accumulated depreciation, and no gain or loss is recognized in operations.

With respect to retirements, the Company advises the Staff that there were no unusual events that impacted the carrying values of our property and equipment in the years ended December 31, 2009, 2008 and 2007, included in our annual report on Form 10-K for the year ended December 31, 2009.

As requested, we respectfully advise the Staff that, if the estimated salvage value is less than the remaining carrying value, we record the loss incurred for the sale or retirement of property and equipment equal to the respective asset’s carrying value less salvage value within the operating expense line “net loss/(gain) on sale and impairment of assets.” However, if the estimated salvage value exceeds the remaining carrying value of the respective property and equipment, we record the resulting gain from the sale or retirement when it is realized within the operating expense line “net loss/(gain) on sale and impairment of assets.”

8.	See the disclosure of Leases on page F-18. Please disclose in the first paragraph the number or percentage of freight cars and also of locomotives used in your operations that are subject to operating leases and clarify that the costs are not included in the capitalized costs for Equipment shown in the table above (on page F-18). Also, in the second paragraph, please describe that ‘rolling stock’ consists of locomotives and freight cars, along with any other specified assets. Reference is made to the disclosure of rolling stock in the discussion under “Equipment” on page 30.

In response to the Staff’s comment, the Company will revise the disclosure in future filings of its annual report on Form 10-K to reflect the Staff’s recommendation. For the convenience of the Staff, a proposed draft of the revised Note 5 – Property and Equipment and Leases is included in its entirety and marked for changes as Appendix A.

9.	We note the October 2008 acquisition of OCR and the May 2008 acquisition of CAGY. Please tell us the consideration given to providing audited historical and pro forma financial statements pursuant to Rule 3-05 and Article 11 of Regulation S-X with respect to each of these acquisitions, and provide us with your computation of significant subsidiary using the tests in Rule 1-02(w) of Regulation S-X for each of these acquisitions. If financial statements have been provided, please tell us when and where they were filed. With respect to your pending acquisition of FreightLink, which is expected to close in the fourth quarter of 2010, (see the Form 8-K filed on June 11, 2010), please confirm to us that you will file audited historical financial statements and related pro forma financial statements, if such acquisition meets the significant subsidiary tests under Rule 1-02(w) of Regulation S-X. Provide us with numerical support for your conclusion.

As requested, we have attached our computations related to the October 2008 acquisition of OCR and the May 2008 acquisition of CAGY, which were prepared contemporaneously with the respective acquisition, as Appendix C. Based on these computations, we provided audited historical and pro forma financial statements pursuant to Rule 3-05 and Article 11 of Regulation S-X for the OCR acquisition on Form 8-K filed on December 17, 2008, and concluded that such financial statements were not required for the CAGY acquisition.

With regard to our pending acquisition of FreightLink, should the acquisition close, we expect to provide audited historical financial statements and related pro-forma financial statements for that entity not later than 71 days after filing the initial report on Form 8-K with respect to closing of the acquisition. Although we do not expect our assessment to change, we note that this assessment is based upon preliminary computations because FreightLink’s historical financial statements were prepared solely to meet Australian statutory requirements. Once audited financial statements are prepared that meet the requirements of the Securities and Exchange Commission, we will finalize our computations. As requested, our preliminary computations related to the pending acquisition of FreightLink are included as Appendix D.

Schedule 14A

Risk Management, page 18

10.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company advises the Staff that, as part of the proxy statement preparation process, its management conducted a review of the Company’s compensation policies and practices for employees, including all components of our compensation programs, to evaluate whether risks arising from these policies and practices were reasonably likely to have a material adverse effect on the Company, which would have resulted in required disclosure in response to Item 402(s) of Regulation S-K. Following the review, management discussed its preliminary conclusions with the Compensation Committee of the Company’s Board of Directors as part of the review of the 2010 Proxy Statement. The Company determined that its compensation policies and practices for employees do not give rise to risks that are reasonably likely to have a material adverse effect on the Company. This conclusion was based principally on the following factors:

•

GENERAL- While creating incentives for strong and sustained Company performance and success, the Company’s compensation policies and practices for employees generally balance short-term incentives (annual base salary and performance-based cash bonuses) with long-term incentives (equity-based incentive awards under the Company’s stock plans) to avoid encouraging excessive focus on short-term results that may give rise to excessive risk-taking. Where appropriate, the programs incorporate significant controls, checks and balances, and are subject to periodic review by the Compensation Committee’s independent compensation consultant. In addition, the Company’s compensation policies and practices are generally uniform across the Company’s business units, unless local laws necessitate differences. Further, there is no one business unit of the Company that carries a significant portion of the Company’s risk profile, profitability or a disproportionate amount of compensation expense as a percentage of the unit’s revenues.

•

SALARY- Annual base salaries are established on the basis of market conditions at the time an employee is hired. Base salaries for our senior executives are reviewed each year and any salary adjustments are approved by our Board’s Compensation Committee in conjunction with the competitive information supplied by the Committee’s independent compensation consultant, as requested. The base salaries for our remaining employees are based upon a merit review of performance, with such reviews conducted once a year for both domestic and international employees. Any material changes to base salaries for these employees are subject to an approval process that involves senior executives. As base salaries are generally stable, the Company does not believe that they encourage excessive risk-taking.

•

PERFORMANCE BASED ANNUAL CASH BONUS - Our annual cash incentive program, the Genesee Value Added (“GVA”) methodology, is based on objective performance measures and individual goals described below. Of the Company’s approximately 2,500 employees, approximately 90 senior executives, including all executive officers, have annual cash bonuses calculated under the GVA methodology. Approximately 1,560 other employees receive annual cash bonuses under one of a number of plans that give different weights to financial, safety and individual performance components, but are generally consistent with the GVA methodology. Approximately 850 additional employees may receive bonus payments under the terms of their collective bargaining agreement; such payments are generally in the form of profit-sharing and/or safety incentives.

•

Financial performance focused on improving the returns on the Company’s invested capital, as measured by after-tax operating profits, less a capital charge. The capital charge is calculated by multiplying the Company’s assumed, long-term weighted average cost of capital by the total capital invested in the business, which measure is particularly important given the capital-intensive nature of the railroad business. The annual return on invested capital objective (GVA financial target) is approved by the Company’s Board of Directors each year. The GVA financial target for each senior executive is either based on the performance of the Company as a whole, or on the performance of the particular geographic or operating unit with which the executive is affiliated. In the Company’s view, it is unlikely that individual actions within any geographical or operating area would result in an incentive for inappropriate risk-taking. Furthermore, there are two other features of the GVA methodology that the Company believes mitigate the potential for excessive risk-taking. First, annual cash payouts based on financial performance are capped at 2x the annual target payout for any individual, with any excess “banked” and used to supplement future years’ annual payouts to that individual to the extent appropriate. Second, poor financial performance under the GVA methodology can generate a “negative” bonus that can serve to reduce current year bonus payments otherwise earned under the program through safety performance and achievement of individual goals (as described in more detail below). Moreover, negative bonuses, if significant enough, are also carried forward to subsequent years, thereby reducing the annual cash bonus otherwise earned through performance in subsequent years. The ability to defer payment of significant bonuses over time through the banking of bonuses, including negative bonuses, ensures that employees consider the long-term impact of their actions, which the Company believes mitigates excessive risk-taking.

•

Safety performance focused on reducing personal injuries. The safety performance measurement is based on a publicly disclosed, federally monitored standard and exemplifies our Company’s commitment to protecting the personal well-being of our employees and the communities in which we operate. As the attainment of the GVA safety target is premised on responsible and safe behavior, achievement inherently discourages risk-taking.

•

Individual goals are evaluated as part of the annual performance review process for participating employees, which goals are not dependent on the attainment of financial performance measures and therefore are unlikely to give rise to excessive risk-taking.

The allocation between performance metrics for each senior executive is approved by the Compensation Committee annually and the level of bonus payout relative to performance results for all employees is also subject to a rigorous internal review. The Company believes the balance among the above metrics encourages employees to focus on both short- and long-term corporate objectives and rewards safe work practices. The goals in our annual bonus plans are premised on benchmarks that we believe do not encourage inappropriate behavior and reflect an appropriate balance of risk and reward with no single metric that is predominant. Taken together, the above components encourage long-term improvements in financial performance and ensure that employees do not have an inappropriate incentive to pursue short-term financial performance at the expense of long-term stockholder value.

•

EQUITY- The Company believes that its approach of tying a meaningful portion of management compensation to equity incentives linked to the long-term value of the Company’s equity is a valuable tool in managing and mitigating any excessive risk-taking by those individuals. The Company grants equity incentives in the form of stock options and restricted shares or restricted stock unit awards to its employees to encourage employees to focus on the long-term value of the business and align management’s interests with those of the stockholders. The economic value of equity incentives awarded to employees of the Company is determined annually by the Compensation Committee with respect to executive officers, and recommended annually by the senior management with respect to all other participants. These management recommendations are reviewed and approved by the Compensation Committee. Approximately 96 of the Company’s approximately 2,500 employees receive equity incentives. For participating employees, the determination of economic value is based on a review of external competitive information and internal equity comparisons. A significant portion of named executive officer total compensation (ranging from approximately 60% to 175% of annual base salary in 2009) is delivered in equity incentives. For other participating employees, a meaningful portion of their total compensation (ranging from 10% - 150% of annual base salary) is in the form of equity incentives. All equity incentives have a three-year vesting period to provide an incentive for behavior that generates a long-term increase in the value of the business and discourages inappropriate short-term behavior.

•

SHARE RETENTION GUIDELINES - We believe that our Share Retention Guidelines, which limit the ability of senior management to dispose of shares they acquire as a result of the Company’s equity compensation program, also help reduce compensation-based risk by ensuring that our senior managers maintain a significant long-term equity stake in the Company that encourages a long-term focus on creating shareholder value.

In conclusion, the Company believes that the above-described components have been structured so that, taken together, our compensation programs do not encourage inappropriate risk-taking and align the interests of the Company’s employees with those of the Company’s stockholders.

Annual Incentive Compensation Program, page 29

11.	In future filings, please quantify the Genesee Value Added target that must be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that quantified disclosure of the target is not required because it would result in competitive harm such that the quantification could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.

The Company is providing the Staff on a confidential and supplemental basis in a separate letter dated today an analysis of why the quantitative financial target of the Genesee Value Added program required to be attained in order for executive officers to earn their incentive compensation would, if disclosed, result in competitive harm and, as a result, is not required to be disclosed under the standard set forth in Instruction 4 to Item 402(b) of Regulation S-K.

* * * * *

As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (203) 413-2104.

/s/ Timothy J. Gallagher
Timothy J. Gallagher

Chief Financial Officer

Appendix A

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Note 5. Property and Equipment and Leases, page F-18

5. PROPERTY AND EQUIPMENT AND LEASES:

Property and Equipment

Major classifications of property and equipment as of December 31, 2009 and 2008 were as follows (dollars in thousands):

	2009	2008
Property:
Land and land improvements	$129,252	$144,124
Buildings and leasehold improvements	35,833	37,837
Bridges/tunnels/culverts	160,689	143,839
Track property	709,965	668,671

Total property	1,035,739	994,471
Equipment:
Computer equipment	4,781	4,836
Locomotives and freight cars	146,746	121,314
Vehicles and mobile equipment	25,218	22,895
Signals and crossing equipment	17,465	15,393
Track equipment	9,212	7,969
Other equipment	12,424	12,729

Total equipment	215,846	185,136
Construction-in-process	21,772	20,948

Total property and equipment	1,273,357	1,200,555
Less: accumulated depreciation	(249,060)	(201,560)

Property and equipment, net	$1,024,297	$998,995

Construction-in-process as of December 31, ~~2009 and 2008,~~2009, totaled $21.8 million ~~and $20.9 million, respectively, and consisted primarily of costs associated with track and equipment upgrade~~, of which $11.9 million related to track property, $6.2 million related to locomotives and freight cars, $3.0 million related to bridges/tunnels/culverts and $0.7 million related to other property and equipment projects. Construction-in-process as of December 31, 2008, totaled $20.9 million, of which $6.8 million related to track property, $6.7 million related to bridges/tunnels/culverts, $6.0 million related to locomotives and freight cars and $1.4 million related to other property and equipment projects. Depreciation expense for 2009, 2008 and 2007, totaled $41.3 million, $35.3 million and $28.2 million, respectively.

Leases

The Company enters into operating leases for freight cars, locomotives and other equipment. As of December 31, 2009, the Company leased 10,730 freight cars and 31 locomotives. Related operating lease expense for the years ended December 31, 2009, 2008 and 2007 was approximately $12.6 million, $15.5 million and $17.7 million, respectively. The Company

Appendix A

( 2 of 2)

leases certain real property, which resulted in operating lease expense for the years ended December 31, 2009, 2008 and 2007, of approximately $4.6 million, $4.4 million and $4.0 million, respectively. The costs associated with operating leases are expensed as incurred and are not included in the property and equipment table above.

The Company is a party to several cancelable leases for ~~rolling stock~~freight cars and locomotives that have automatic renewal provisions. Typically, the Company has the option, at various dates, to terminate the leases or purchase the underlying assets. Penalties for non-renewal are not considered material. During 2008, the Company exercised its option to purchase certain leased rolling stock for $2.6 million. Since these assets were the subject of a previous sale-leaseback transaction, the remaining balance of pre-tax unamortized deferred gains of approximately $1.8 million was included as an offset to the recorded value of the rolling stock acquired.

The Company is a party to several lease agreements with Class I carriers to operate over various rail lines in North America. Certain of these lease agreements have annual lease payments, which are included in the non-cancelable section of the schedule of future minimum lease payments shown below. Under certain other of these leases, no payments to the lessors are required as long as certain operating conditions are met. No material payments were required under these lease arrangements in 2009.

The following is a summary of future minimum lease payments under capital leases, non-cancelable operating leases and cancelable operating leases as of December 31, 2009 (dollars in thousands):

	Capital	Non-Cancelable Operating	Cancelable Operating	Total
2010	$19	$18,163	$133	$18,315
2011	20	15,019	—	15,039
2012	21	12,128	—	12,149
2013	21	9,054	—	9,075
2014	22	6,117	—	6,139
Thereafter	290	137,644	—	137,934

Total minimum payments	$393	$198,125	$133	$198,651

Appendix B

( 1 of 2)

Note 2. Significant Accounting Policies: Property and Equipment, page F-8, and MD&A Critical Accounting Policies and Use of Estimates: Property and Equipment, page 58

Note 2. Significant Accounting Policies: Property and Equipment

Property and equipment are carried at cost. Major renewals or improvements are capitalized, while routine maintenance and repairs are expensed when incurred. ~~Gains or losses or other dispositions are credited or charged to operating expense.~~ The Company incurs maintenance and repair expenses to keep its operations safe and fit for existing purpose. Major renewals or improvements are undertaken to extend the useful life or increase the functionality of the asset, or both.

Depreciation is provided on the straight-line method over the useful lives of the road property and equipment. The following table sets forth the estimated useful lives of the Company’s major classes of property and equipment:

Property:	Estimated useful life
Buildings and leasehold improvements	30 years or life of lease
Bridges/tunnels/culverts	20 – 50 years
Track property	5 – 50 years

Equipment:
Computer equipment	3 years
Locomotives and freight cars	5 – 30 years
Vehicles and mobile equipment	5 – 10 years
Signals and crossing equipment	10 – 30 years
Track equipment	5 – 10 years
Other equipment	3 – 20 years

The Company reviews its long-lived tangible assets for impairment whenever events and circumstances indicate that the carrying amounts of such assets may not be recoverable. When factors indicate that assets may not be recoverable, the Company uses an estimate of the related undiscounted future cash flows over the remaining lives of assets in measuring whether or not impairment has occurred. If impairment is identified, a loss would be reported to the extent that the carrying value of the related assets exceeds the fair value of those assets as determined by valuation techniques applicable in the circumstances.

Gains or losses on sales, other dispositions and impairment of assets are credited or charged to net loss/(gain) on sale and impairment of assets within operating expenses.

Appendix B

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MD&A – Critical Accounting Policies and Use of Estimates: Property and Equipment

We record property and equipment at cost. We capitalize major renewals or improvements, but routine maintenance and repairs are expensed when incurred. We ~~credit or charge operating expense for gains or losses on sales or other dispositions.~~ incur maintenance and repair expenses to keep our operations safe and fit for existing purpose. Major renewals or improvements, however, are undertaken to extend the useful life or increase the functionality of the asset, or both.

When assessing spending for classification among capital or expense, we evaluate the substance of the respective spending. For example, costs incurred to modify a railroad bridge, either through individual projects or pre-established multi-year programs, which substantially upgrade the bridge’s capacity to carry increased loading and/or to allow for a carrying speed beyond the original or existing capacity of the bridge, are capitalized. However, costs for replacement of routinely wearable bridge components, such as plates or bolts, are expensed as incurred.

We depreciate our property and equipment on the straight-line method over the useful lives of the road property and equipment. The following table sets forth the estimated useful lives of our major classes of property and equipment:

Property:	Estimated useful life
Buildings and leasehold improvements	30 years or life of lease
Bridges/tunnels/culverts	20 – 50 years
Track property	5 – 50 years

Equipment:
Computer equipment	3 years
Locomotives and freight cars	5 – 30 years
Vehicles and mobile equipment	5 – 10 years
Signals and crossing equipment	10 – 30 years
Track equipment	5 – 10 years
Other equipment	3 – 20 years

We continually evaluate whether events and circumstances have occurred that indicate that our long-lived tangible assets may not be recoverable. When factors indicate that an asset should be evaluated for possible impairment, we use an estimate of the related undiscounted future cash flows over the remaining life of such asset in measuring whether or not impairment has occurred. If we identify impairment of an asset, we would report a loss to the extent that the carrying value of the related asset exceeds the fair value of such asset, as determined by valuation techniques applicable in the circumstances.

Gains or losses on sales, other dispositions and impairment of assets are credited or charged to net loss/(gain) on sale and impairment of assets within operating expenses.

Appendix C

1 of 2

Genesee & Wyoming Inc.

Rule 1-02(w) Tests for Acquisitions

Ohio Central Railroad System

Article 210.1-02(w) of Regulation S-X - significant subsidiary - the term “significant subsidiary” means a subsidiary, including its subsidiaries, which meets the following conditions:

(1) The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

(In Thousands)
Investment In/Advances To Subsidiary Test
Total Consolidated Assets	$1,077,801
Investments In and Advances To Subsidiary	244,000
Percentage of Consolidated Assets	23%
Threshold	20%
Significant

(2) The registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 20 percent of the total assets of the registrant and it’s subsidiaries consolidated as of the most recently completed fiscal year; or

(In Thousands)
Proportionate Share of Total Asset Test
Total Consolidated Assets	$1,077,801
Proportionate Share of Assets	47,430
Percentage of Consolidated Assets	4%
Threshold	20%
Not Significant

(3) The registrant’s and its other subsidiaries’ equity in income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 20 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

(In Thousands)
Equity Income Test
Total Consolidated Income from Operations before Income Taxes	$106,924
Equity Income from Continuing Operations of Subsidiary	9,537
Percentage of Consolidated Assets	9%
Threshold	20%
Not Significant

Appendix C

2 of 2

Genesee & Wyoming Inc.

Rule 1-02(w) Tests for Acquisitions

CAGY Industries

Article 210.1-02(w) of Regulation S-X - significant subsidiary - the term “significant subsidiary” means a subsidiary, including its subsidiaries, which meets the following conditions:

(1) The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

(In Thousands)
Investment In/Advances To Subsidiary Test
Total Consolidated Assets	$1,077,801
Investments In and Advances To Subsidiary	97,002
Percentage of Consolidated Assets	9%
Threshold	20%
Not Significant

(2) The registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 20 percent of the total assets of the registrant and it’s subsidiaries consolidated as of the most recently completed fiscal year; or

(In Thousands)
Proportionate Share of Total Asset Test
Total Consolidated Assets	$1,077,801
Proportionate Share of Assets	25,055
Percentage of Consolidated Assets	2%
Threshold	20%
Not Significant

(3) The registrant’s and its other subsidiaries’ equity in income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 20 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

(In Thousands)
Equity Income Test
Total Consolidated Income from Operations before Income Taxes	$106,924
Equity Income from Continuing Operations of Subsidiary	6,037
Percentage of Consolidated Assets	6%
Threshold	20%
Not Significant

Appendix D

Genesee & Wyoming Inc.

Rule 1-02(w) Tests for Acquisitions

FreightLink

Article 210.1-02(w) of Regulation S-X - significant subsidiary - the term “significant subsidiary” means a subsidiary, including its subsidiaries, which meets the following conditions:

(1) The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

(In Thousands)
Investment In/Advances To Subsidiary Test
Total Consolidated Assets	$1,697,032
Investments In and Advances To Subsidiary	282,000
Percentage of Consolidated Assets	17%
Threshold	20%
Not Significant

(2) The registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 20 percent of the total assets of the registrant and it’s subsidiaries consolidated as of the most recently completed fiscal year; or

(In Thousands)
Proportionate Share of Total Asset Test
Total Consolidated Assets	$1,697,032
Proportionate Share of Assets	351,000
Percentage of Consolidated Assets	21%
Threshold	20%
Significant

(3) The registrant’s and its other subsidiaries’ equity in income/loss from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 20 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

(In Thousands)
Equity Income Test
Total Consolidated Income from Operations before Income Taxes	$122,260
Equity Loss from Continuing Operations of Subsidiary	57,000
Percentage of Consolidated Assets	47%
Threshold	20%
Significant